Exhibit 2

FOR IMMEDIATE RELEASE	4 March 2020

WPP PLC (“WPP”)

Director’s Dealing

WPP was notified on 3rd March 2020 that Ms Jasmine Whitbread, Non Executive Director of WPP, purchased 3,330 ordinary shares in WPP at an average price of £7.4185 per share on 2nd and 3rd March 2020.

Ms Whitbread’s holding in WPP is now 3,330 ordinary shares.

Contact:

Chris Wade, WPP	+44(0) 20 7282 4600

Richard Oldworth, Buchanan Communications	+44(0) 20 7466 5000

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